UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 11, 2015, announcing the Company's preliminary non-audited financial results for the fourth quarter and full year 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV (Registrant)

Dated: February 13, 2015
	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

FOURTH QUARTER RESULTS 2014

Highlights of recent developments

•	Initial public offering on NYSE in the United States of 18,699,000 ordinary shares for gross proceeds of USD 229,062,750
•	Planned repayment of the USD 235.5 million bond
•	Contribution in kind of the 30 outstanding perpetual convertible preferred equity instruments resulting in the issuance of 9,459,283 new ordinary shares
•	17 out of 19 acquired VLCCs delivered

ANTWERP, Belgium, 11 February 2015 – The executive committee of Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") reported today its preliminary non-audited financial results for the fourth quarter and full year 2014:

The most important key figures are:
	fourth quarter	fourth quarter	Full Year	Full Year
in thousands of USD	2013	2014	2014	2013
	Restated*			Restated*
turnover	80,295	144,866	473,985	304,622
EDITDA	20,860	67,589	172,482	82,243
depreciation	-34,510	-47,894	-160,953	-136,958
EBIT (operating result)	-13,650	19,695	11,530	-54,715
financial result	-13,511	-37,458	-93,353	-52,644
share of profit(loss) of Equity Accounted investees	3,967	7,992	30,286	17,853

result before taxation	-23,194	-9,772	-51,538	-89,506
Tax Expense	-79	5,837	5,743	-178
result after taxation	-23,273	-3,935	-45,796	-89,683

Attributable to: owners of the company	-23,273	-3,935	-45,796	-89,683
non-controlling interests	0	0	0	0

The contribution to the result is as follows:
	fourth quarter	fourth quarter	Full Year	Full Year
in thousands of USD	2013	2014	2014	2013

Tankers	-29,455	-11,243	-75,249	-117,867
FSO	6,182	7,308	29,453	28,183
result after taxation	-23,273	-3,935	-45,796	-89,684

Information per share:
	fourth quarter	fourth quarter	Full Year	Full Year
in USD per share	2013	2014	2014	2013

number of shares	50,914,237	129,300,666	116,539,018	50,230,438
EDITDA	0.41	0.52	1.48	1.64
EBIT (operating result)	-0.27	0.15	0.10	-1.09
result after taxation	-0.46	-0.03	-0.39	-1.79

*All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10 & IFRS 11 on Joint Arrangements.
**The number of shares outstanding on December 31, 2014 is 131,050,666 (including 1,750,000 treasury shares).

The company had a net loss of USD -3.9 million (fourth quarter 2013: USD -23.3 million) for the three months ended 31 December 2014 or USD -0.03 per share (fourth quarter 2013: USD -0.46 per share). EBITDA was USD 67.6 million (fourth quarter 2013: USD 20.9 million). For the full year ending 31 December 2014, the net results are USD -45.8 million (2013: USD -89.7 million) or USD -0.39 per share (2013: USD -1.79 per share).

CHANGE IN ACCOUNTING POLICY: FIRST-YEAR ADOPTION OF IFRS 10 & IFRS 11

As announced in our first quarter earnings release, the company is applying the new accounting standards IFRS 10 and IFRS 11 as of 1 January 2014. As a result, the consolidation method applied to joint ventures has changed. Consequently, all the joint ventures in which the Company has an interest have now been accounted for, using the equity method and reported in the income statement under the line: "Share of profit (loss) of equity accounted investees". For more details about the impact of the first-time adoption of IFRS 10 and IFRS 11, please see note "v" of the significant accounting policies included in the notes to the consolidated financial statements for the period ended 31 December 2013 in our annual report 2013.

If the company would have continued to apply the proportionate consolidation method for its joint ventures for the fourth quarter of 2014, the EBITDA would have been USD 84.5 million (fourth quarter 2013: USD 34.0 million), the EBIT would have been USD 29.3 million (fourth quarter 2013: USD -7.9 million) and the result after taxation would have remained the same.

The average daily time charter equivalent rates (TCE) can be summarized as follows:

In USD per day	Fourth quarter 2014	Fourth quarter 2013	Full year 2014	Full year 2013
VLCC
Average TI Pool spot rate	31,650	24,000	27,625	18,300
SUEZMAX
Average time-charter rate*	30,513	23,400	25,930	22,000
Average spot rate**	24,248	14,500	23,382	16,600
* Including profit share where applicable
** Excluding technical offhire days

EURONAV TANKER FLEET

Euronav operates its spot VLCC tonnage through the Tankers International Pool of which it is a founding member. Since 6 October 2014, the Pool has been operating in a joint venture with Frontline. This combination is the largest provider of spot VLCC tonnage in the world and is operating under the name VLCC Chartering Ltd.

On 8 October 2014 the Suezmax Cap Isabella (2013 – 157,258 dwt), which the company had on bareboat charter, was delivered to its new owners. This sale generated a profit of USD 4.3 million for Euronav.

On 9 October 2014 Euronav took delivery of the fifteenth and last vessel of the Maersk Acquisition announced on 5 January 2014: the Sandra (2011 – 323,527 dwt).

Towards the end of the year, the company took delivery of the following 2 VLCCs (both part of the acquisition of 4 modern Japanese-built VLCC vessels announced on 8 July 2014): the Hojo (2013 – 302,965 dwt) and the Hakone (2010 - 302,624 dwt) respectively on 19 and

22 December 2014. Deliveries of the remaining two vessels are expected to take place late February and towards the end of the first quarter of 2015.

On 15 January 2015 the VLCC Antarctica (2009 – 315,981 dwt) was delivered to its new owners for conversion in an FPSO.

CORPORATE

On 14 October 2014 the Company signed a new USD 340 million senior secured credit facility comprising of (i) a USD 192 million term loan facility and (ii) a up to USD 148 million non-amortising revolving credit facility for the purpose of partially financing the acquisition of 4 VLCCs announced on 8 July and the refinancing of 4 existing Suezmax vessels.

On 28 January the Company announced the closing of its initial public offering of 18,699,000 common shares at a public offering price of USD 12.25 per share for gross proceeds of USD 229,062,750. This included the exercise in full by the underwriters of their overallotment option. The Company's ordinary shares offered in the United States trade on the New York Stock Exchange under the ticker symbol "EURN".

On 3 February 2015 the Company announced that it will repay the USD 235.5 million bond issued to partly finance the acquisition of 15 VLCCs announced on 5 January 2014. The repayment is expected to take place on or around 19 February 2015. As the bond was issued below par and in accordance with IFRS, the Company will amortize USD 20.4 million (non-cash) in the fourth quarter of 2014 bringing the amortization related to this bond for the full year 2014 to USD 31.9 million (non-cash) and a further USD 4.1 million (non-cash) in the first quarter of 2015.

On 6 February 2015 the Company's share capital was increased following the contribution in kind of 30 perpetual convertible preferred equity instruments issued on 15 December 2013 which resulted in the issuance of 9,459,283 new ordinary shares. These new shares are listed on both Euronext Brussels and the NYSE but tradeable only on Euronext Brussels.

TANKER MARKET

A robust and sustained recovery in freight rates in both VLCC and Suezmax sectors gained traction during the fourth quarter of 2014 – a feature which has continued and expanded into Q1 2015. The last three months of the year presented some challenges as owners' confidence was slow to grow and bunker price gains did not materialise within Q4 as bunker inventory was burned off. However, Euronav delivered creditable returns on our VLCC fleet, where we lost a number of vettings due to the ownership change following the acquisitions, thus leading to a longer time required to book charters.

The fundamental drivers for the tanker market, supply and demand for seaborne transport are well positioned for the short and medium term. Demand for oil is healthy and growing. We believe the fall in the oil price will stimulate demand further in the short and medium term. Vessel supply will remain restricted for at least the next two years. Not only is forecast fleet growth limited in the medium term but there is limited capacity as the financial crisis reduced capacity and productivity in many shipyards. Ton miles are structurally increasing. The Atlantic is effectively long oil – this oil supply is feeding demand from non OECD and especially in Asia and the Far East. Therefore traditional trade lanes will continue to be replaced by longer haul routes with the Far East as their ultimate destination.

OUTLOOK

So far, in the first quarter, the Euronav VLCC fleet operated in the Tankers International pool has earned on average USD 59,400 per day and 53% of the available days have been fixed. Euronav's Suezmaxes trading on the spot market have earned on average USD 40,300 per day and 69% of the available spot days have been fixed.

The oil price contango will continue to drive floating storage and reduce vessel supply for transport throughout 2015. Lower bunker costs make speed less of a cost issue but shipowners will not waste fuel so speeds in ballast will vary as to whether the ship is sailing to a cargo or not. No shipowner will want to speed up just to wait. Ships should continue in slow speed until they are fixed for a cargo and then adjust speed to arrive just in time. Ships are not speeding up to a degree which will make a tangible difference to capacity. The industry has learnt over the past five years how to manage variable voyage costs and speed is the key factor.

Euronav has developed into the largest and most transparent tanker platform with 52 vessels on the water today. We have deliberately exposed our fleet to the spot market (86%) with 16,000 open days for 2015 to benefit from what we believe will be a multi- year, growing freight rate market underpinned by a well-capitalized balance sheet and supported by strategic, demand and supply factors.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
* *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final year results 2014: Friday 27 March 2015

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 52 double hulled vessels being 1 V-Plus, 2 FSO vessels (both owned in 50%-50% joint venture), 26 VLCCs of which 1 in joint venture and 23 Suezmaxes (of which 4 in joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Consolidated financial statements for the year ended December 31, 2014

Consolidated statement of financial position
in thousands of U.S.$	2014	2013
		Restated *
ASSETS
NON-CURRENT ASSETS	2,559,095	1,728,993
Property, plant and equipment	2,276,161	1,445,433
Vessels	2,258,334	1,434,800
Other tangible assets	1,226	633
Prepayments	16,601	10,000

Intangible assets	31	32

Financial assets	259,036	259,535
Investments	1	1
Receivables	259,035	259,534

Investments in equity accounted investees	17,331	23,113

Deferred tax assets	6,536	880

CURRENT ASSETS	537,853	191,768
Trade and other receivables	194,732	95,913
Current tax assets	36	36
Cash and cash equivalents	254,086	74,309
Non-current assets held for sale	89,000	21,510
TOTAL ASSETS	3,096,948	1,920,761

* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.

	2014	2013
		Restated*
EQUITY and LIABILITIES
EQUITY	1,472,708	800,990
Equity attributable to owners of the Company	1,472,708	800,990
Share capital	142,441	58,937
Share premium	941,770	365,574
Translation reserve	379	946
Hedging reserve	-	-1,291
Treasury shares	-46,062	-46,062
Other Equity Interest	75,000	-
Retained earnings	359,180	422,886

NON-CURRENT LIABILITIES	1,252,697	874,979
Loans and borrowings	1,244,328	835,908
Bank loans	1,012,955	710,086
Convertible and other Notes	231,373	125,822

Other payables	-	31,291

Deferred tax liabilities	-	-

Employee benefits	2,108	1,900

Amounts due to equity-accounted joint ventures	5,880	5,880

Provisions	381	-
CURRENT LIABILITIES	371,543	244,792
Trade and other payables	126,632	107,094
Tax liabilities	1	21
Loans and borrowings	221,374	137,677
Convertible and other Notes	23,124	-
Provisions	412	-
TOTAL EQUITY and LIABILITIES	3,096,948	1,920,761
* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.

Consolidated financial statements for the year ended December 31, 2014

Consolidated statement of profit or loss
in thousands of U.S.$	2014	2013
		Restated *
Revenue	473,985	304,622
Gains on disposal of vessels/other tangible assets	13,122	8
Other operating income	11,410	11,520

Expenses for shipping activities	-278,055	-206,528
Losses on disposal of vessels	-	-215
Impairment on non-current assets held for sale	-7,416	-
Depreciation tangible assets	-160,934	-136,882
Depreciation intangible assets	-20	-75
Employee benefits	-20,489	-13,881
Other operating expenses	-20,075	-13,283

Result from operating activities	11,528	-54,714
Finance income	2,617	1,993
Finance expenses	-95,970	-54,637
Net finance expense	-93,353	-52,644
Share of profit(loss) of equity accounted investees (net of income tax)	30,286	17,853
Profit(loss) before income tax	-51,539	-89,505
Income tax expense	5,743	-178
Profit(loss) for the period	-45,796	-89,683

Attributable to:
Owners of the Company	-45,796	-89,683

Basic earnings per share (in U.S.$)	-0.39	-1.79
Diluted earnings per share (in U.S.$)	-0.39	-1.79

* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.

Consolidated financial statements for the year ended December 31, 2014

Consolidated statement of comprehensive income
in thousands of U.S.$	2014	2013
		Restated *
Profit (loss) for the period	-45,796	-89,683

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability(asset)	-393	263

Items that are or may be reclassified to profit or loss
Foreign currency translation differences	-567	216
Cash flow hedges - effective portion of changes in fair value	1,291	5,430
Equity-accounted investees - share of other comprehensive income	2,106	3,077

Other comprehensive income for the period, net of tax	2,437	8,986

Total comprehensive income for the period	-43,359	-80,697

Attributable to:
Owners of the Company	-43,359	-80,697

* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.

Consolidated financial statements for the year ended December 31, 2014

Consolidated statement of changes in equity
In thousands of U.S. $
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other	Non- controlling interest	Total equity
Balance at January 1, 2013 restated	56,248	353,063	730	-6,721	-46,062	509,712	866,970	-	-	866,970
Total comprehensive income for the period
Profit (loss) for the period	-	-	-	-	-	-89,683	-89,683	-	-	-89,683
Other comprehensive income
Foreign currency translation differences	-	-	216	-	-	-	216	-	-	216
Cash flow hedges - effective portion of changes in fair value	-	-	-	5,430	-	-	5,430	-	-	5,430
Equity-accounted investees, share of other comprehensive income	-	-	-	-	-	3,077	3,077	-	-	3,077
Remeasurements of the defined benefit liability(asset)	-	-	-	-	-	263	263	-	-	263
Total other comprehensive income	-	-	216	5,430	-	3,340	8,986	-	-	8,986
Total comprehensive income for the period	-	-	216	5,430	-	-86,343	-80,697	-	-	-80,697

Transactions with owners of the company
Issue of ordinary shares	-	-	-	-	-	-	-	-	-	-
Issue and conversion of convertible Notes	2,689	12,511	-	-	-	-666	14,534	-	-	14,534
Dividends to equity holders	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	183	183	-	-	183
Total contributions by and distributions to owners	2,689	12,511	-	-	-	-483	14,717	-	-	14,717
Total transactions with owners	2,689	12,511	-	-	-	-483	14,717	-	-	14,717

Balance at December 31, 2013 restated	58,937	365,574	946	-1,291	-46,062	422,886	800,990		-	800,990

Balance at January 1, 2014	58,937	365,574	946	-1,291	-46,062	422,886	800,990	-	-	800,990
Total comprehensive income for the period
Profit (loss) for the period	-	-	-	-	-	-45,796	-45,796	-	-	-45,796
Other comprehensive income
Foreign currency translation differences	-	-	-567	-	-	-	-567	-	-	-567
Cash flow hedges - effective portion of changes in fair value	-	-	-	1,291	-	-	1,291	-	-	1,291
Equity-accounted investees. share of other comprehensive income	-	-	-	-	-	2,106	2,106	-	-	2,106
Remeasurements of the defined benefit liability(asset)	-	-		-	-	-393	-393	-	-	-393
Total other comprehensive income	-	-	-567	1,291	-	1,713	2,437	-	-	2,437
Total comprehensive income for the period	-	-	-567	1,291	-	-44,083	-43,359	-	-	-43,359

Transactions with owners of the company
Issue of ordinary shares	53,119	421,881	-	-	-	-12,694	462,306	-	-	462,306
Issue and conversion of convertible Notes	20,103	89,597	-	-	-	-7,422	102,278	-	-	102,278
Issue and conversion of perpetual convertible preferred equity	10,282	64,718	-	-	-	-3,500	71,500	75,000	-	146,500
Dividends to equity holders	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	3,994	3,994	-	-	3,994
Total contributions by and distributions to owners	83,504	576,196	-	-	-	-19,623	640,077	75,000	-	715,077
Total transactions with owners	83,504	576,196	-	-	-	-19,623	640,077	75,000	-	715,077

Balance at December 31, 2014	142,441	941,770	379	-	-46,062	359,181	1,397,708	75,000	-	1,472,708

* All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor. The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.

Consolidated financial statements for the year ended December 31, 2014

Consolidated statement of cash flows
in thousands of U.S. $	2014	2013
		Restated*
Profit (loss) for the period	-45,796	-89,683

Adjustments for:	217,409	172,095
Depreciations tangible assets	160,934	136,882
Depreciations intangible assets	20	75
Impairment on non-current assets held for sale	7,415	-
Leasing		-
Provisions	840	-
Tax expenses	-5,742	178
Share of profit of equity-accounted investees, net of tax	-30,286	-17,853
Net finance expense	93,353	52,644
Capital gain (loss) on disposal of assets	-13,118	-14
Equity-settled share-based payment transactions	3,994	183
Changes in working capital requirements	-112,279	-43,442
Change in cash guarantees	-1,246	-1
Change in trade receivables	-23,755	-79
Change in accrued income	-8,577	-1,706
Change in deferred charges	-2,124	-8,664
Change in other receivables	-64,299	-4,036
Change in trade payables	-9,435	19,899
Change in accrued payroll	166	-28
Change in accrued expenses	9,581	8,342
Change in deferred income	-2,016	-1,065
Change in other payables	-10,660	-56,018
Change in provisions for employee benefits	85	-86
Change in non-current trade payables	-	-
Income taxes paid during the period	67	-82
Interest paid	-54,449	-47,895
Interest received	421	90
Dividends received	9,410	-
Net cash from operating activities	14,784	-8,917
Acquisition of vessels	-1,053,939	-10,000
Proceeds from the sale of vessels	123,609	52,920

Acquisition of (in)tangible assets	-123,207	-355
Proceeds from the sale of other (in)tangible assets	22	24

Loans from (to) related parties	29,508	-11,475

Proceeds of disposals of subsidiaries & joint ventures net of cash disposed and of associates	1,000	-
Purchase of subsidiaries, joint ventures & associates net of cash acquired	-	-3,000
Net cash from (used in) investing activities	-1,023,008	28,114
Proceeds from issue of share capital	475,000	-
Transaction costs related to issue of share capital	-12,694	-
Proceeds from issue of perpetual convertible preferred equity	150,000	-
Transaction costs related to issue perpetual preferred equity	-3,500	-
Purchase / sale of treasury shares	-	-

Proceeds from new long-term borrowings	1,395,392	61,390
Repayment of long-term borrowings	-799,891	-118,770
Transaction costs related to issue of loans and borrowings	-15,284

Dividends paid	-2	-4
Net cash from (used in) financing activities	1,189,021	-57,384

Net increase (decrease) in cash and cash equivalents	180,797	-38,187
Net cash and cash equivalents at the beginning of the period	74,309	113,051

Effect of changes in exchange rates	-1,020	-555
Net cash and cash equivalents at the end of the period	254,086	74,309

*  All figures have been prepared under IFRS as adopted by EU (International Financial Reporting Standards) and have not been audited by the statutory auditor.  The comparative figures for 2013 have been restated following the application of IFRS 10& 11 on Joint Arrangements.